                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 31, 2001

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

                   THE FOLLOWING ADVERTISEMENT APPEARED IN
                  CERTAIN NATIONAL AND REGIONAL PUBLICATIONS

Dear Wachovia Shareholder:

We are just a few short days away from the August 3rd shareholder meeting to vote on the merger of Wachovia and First Union. We are more excited than ever about the creation of the new Wachovia.

We are particularly gratified to hear from many employees that they are already working well with their counterparts on the merger integration planning--and that they believe the new Wachovia will embody the values we all hold dear: trust, integrity, personal relationships, reliability and superior customer service.

We hope you share our enthusiasm and vision for the future. Your vote means a great deal to both of us. We cannot create the new Wachovia without you. Please vote today. Your vote is critical.
[Picture of Ken Thompson and Bud Baker]

We ask for your vote FOR the merger of Wachovia and First Union on the WHITE proxy card today.

On behalf of the Board of Directors of Wachovia and First Union

Sincerely,

/s/ L.M. Baker, Jr.                        /s/ Ken Thompson

L.M. Baker, Jr.                            Ken Thompson
Chairman, President and CEO                Chairman, President and CEO
Wachovia                                   First Union

If you have any questions regarding the merger or need help filling out your proxy card, please call our proxy solicitors at the following hotlines. Representatives will be available to assist you between 8: a.m. -9.p.m EDT.

MacKenzie Partners:  800-322-2885/Georgeson Shareholder Shareholder: 800-223-
2064

Important Reminder

If you hold shares in multiple accounts, it is important that you mark, sign, date and return EVERY WHITE proxy card you receive so that all of your shares can be counted. If you vote for the merger on SunTrust's blue card and our white card on the same day, it could nullify your vote. Even if you have voted for the merger on the blue proxy card, please send us a later-dated WHITE card to ensure your vote is counted. Please Vote FOR the merger of Wachovia and First Union by signing, dating and returning the WHITE proxy card TODAY.
Please discard SunTrust's blue card.

[First Union Logo]                            [Wachovia Logo]

Vote FOR the Wachovia/First Union merger on the WHITE proxy card.

Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger between Wachovia and First Union and any other relevant documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and First Union, without charge, at the SEC's Internet site (http:// www. Sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (866-883-0789), or from First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782). The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Wachovia's and First Union's public reports filed with the SEC.

            THE FOLLOWING LETTER APPEARED IN A REGIONAL PUBLICATION

                           Charlotte Observer Op Ed
                                By Ken Thompson

Mergers are often about getting bigger. The proposed friendly combination of First Union and Wachovia is about getting better.

Let me tell you why.

At First Union, we understand that people make things happen. That's very important to us. So we are committed to making the new Wachovia a place where the most talented people want to work, where our customers and communities know we'll always act in their best interests and where shareholders will see enduring value. That is why we believe a First Union/Wachovia combination is the right team for North Carolina, the right team for Charlotte and the best team in the financial services industry.

I've spent the better part of my life in North Carolina, and I love calling Charlotte home. I'm proud of our city and amazed at the progress we've made over the past several years. I'm also proud that First Union - the company where I've worked for 25 years - has helped contribute to that progress.

First Union and Wachovia are a unique strategic fit. We've grown up together and have competed side-by-side. We have long admired each other's strengths and recognize the potential of a First Union/Wachovia combination. Both Bud Baker and I realize the new Wachovia will be a strong and lasting anchor for North Carolina and an East Coast powerhouse positioned to serve our 19 million customers better than ever.

With the First Union/Wachovia merger, Charlotte keeps the headquarters of the combined company and becomes home to the fourth largest financial institution in the country. That means more jobs with excellent benefits. This leads to continued economic development and even greater civic involvement from the new Wachovia employees who have already done so much to help our communities succeed.

When our companies come together as one team, the effect on people throughout Charlotte and the Southeast will be tremendous. As the new Wachovia, we'll volunteer more than a million hours of our time to the education of children in our communities. We'll provide more than 55,000 small business loans to help entrepreneurs get started. And we'll support the neighborhoods we serve with $35 billion in community lending and investments over the next five years.

Most of all, we believe our combination will be good for customers. We want to continue providing the excellent service our customers deserve. The most important decision we made was to adopt a three-year timeframe to implement this merger. This pace allows us to gain customer input and do things right the first time, which ultimately means better service for our customers. Our goal is clear: We do not want to lose one customer as a result of this merger.

Finally, a First Union/Wachovia combination will have the products and the size to grow profits, which translates into direct economic benefits for our home state - not to mention the thousands of shareholders who will benefit from a higher stock price and greater dividends.

We've had enormous support from our customers, employees, friends in the community and this city; my colleagues and I thank each of you for that. We look forward to the benefits the new Wachovia will bring all of us.

             THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION


July 31, 2001


                                    Media Contact:
                                    First Union:     Ginny Mackin  704-383-3715
                                                     Mary Eshet    704-383-7777

                                    Investor Contact:
                                    First Union:     Alice Lehman  704-374-4139


               FIRST UNION SHAREHOLDERS APPROVE PROPOSED MERGER
                                 WITH WACHOVIA
        At Company's Shareholder Meeting, First Union CEO Ken Thompson
        --------------------------------------------------------------
                      Provides Update On Merger Progress
                      ----------------------------------


Charlotte - At its annual meeting today, First Union Corporation announced that its shareholders have approved the company's proposed merger of equals with Wachovia Corporation. Of those shareholders voting, more than 95 percent voted for the merger.

"We are very pleased to receive this strong support from First Union shareholders," said Ken Thompson, chairman and chief executive officer. "We believe the Wachovia/First Union combination - the new Wachovia - will create a company that is well positioned for profitable growth. We have made significant progress toward completing the regulatory approval process, and we look forward to seeing the results from the Wachovia shareholder meeting later this week," Thompson said. Wachovia shareholders have not yet voted and the merger is subject to their approval. Wachovia's shareholder meeting is scheduled for Friday, August 3.

Thompson also noted that First Union's strong second quarter performance - which surpassed consensus forecasts from Wall Street - indicated that measures taken to focus on core growth businesses, increase customer satisfaction levels and control costs are taking effect. "In the second quarter, all of our core businesses performed well, led by the General Bank," Thompson told First Union shareholders. "At the same time, we reduced nonperforming assets and increased our capital. Our strategic repositioning is now complete, and our unrelenting attention to improving customer service levels is showing substantive, quantifiable results," Thompson added.

In other annual meeting business, First Union shareholders ratified the selection of KPMG LLP as outside auditors and approved a new management incentive plan linked to creation of shareholder value. Shareholders elected G. Alex Bernhardt Sr., Joseph Neubauer, Lanty L. Smith and Dr. Ruth G. Shaw as Class 3 directors for three-year terms ending in 2004 and Roddey Dowd Sr. as a Class 1 director for a term ending in 2002.

First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking and brokerage products and services can be accessed through www.firstunion.com.
                 ------------------

Photo Available: An accompanying photo of Thompson at the meeting is available at the time of the press release from http://www.prnewswire.com.
                                      -------------------------

Video News Release: B-roll and sound-bites of the shareholder meeting can be downlinked from the following coordinates: Telstar 6C-08, Band-C. Uplink frequency 6085 MHz (V). Downlink frequency 3860 MHz (H), 3:00-3:30 p.m. EDT.


This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the
combined company's capital markets and asset management activities.   Additional
factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING PRESENTATION MATERIALS WERE USED BY FIRST UNION IN CONNECTION WITH ITS ANNUAL MEETING OF SHAREHOLDERS

Annual Meeting Of Shareholders
--------------------------------------------------------------------------------
First Union Corporation

Ken Thompson
Chariman and CEO


                                                                   July 31, 2001

Repositioned for Growth
--------------------------------------------------------------------------------

 .    2000/2001 - A hard but rewarding journey

 .    The New Wachovia

     -    Outstanding franchise

     -    Compelling financials

     -    Integration planning --
          well-organized and progressing

--------------------------------------------------------------------------------
                                   2000/2001:
                             Repositioned for Growth
--------------------------------------------------------------------------------

Strengthened
Corporate Governance
--------------------------------------------------------------------------------

 .    New executive team

 .    Reduced size of Board from 22 to 14

 .    Designated lead independent director

 .    All Board committees chaired by independent directors

 .    Closely aligned compensation with shareholder interests

Restructured to Better Compete
--------------------------------------------------------------------------------

Credit Cards                  Sold portfolio
Mortgage Servicing            Sold portfolio
The Money Store               Securitized/sold loan portfolio
Branches                      Sold 84 non-strategic branches
Balance Sheet                 Sold $13 billion of investment securities
Staffing                      Reduced headcount
Capital                       Reduced dividend to strengthen capital base

Reduced Expenses Without Affecting Growth or Customer Service
--------------------------------------------------------------------------------


                               Operating Expense


                                   [GRAPHIC]

Strengthened Our Capital Base
--------------------------------------------------------------------------------

                         Tier I Risk-Based Capital Ratio

                                    [GRAPHIC]

       General Bank -- Excellent Operating Performance and Trends Evident
--------------------------------------------------------------------------------

                        General Bank (Q2 '01 vs. Q2 '00)

Revenue                       Up 9%
Expenses                      Down 3%
Earnings                      Up 28%
Customer Service              Improved 9 consecutive quarters
Customer Attrition            13% versus 15% industry estimate
Consumer Loan Production      Up 58%
Average Core Deposits         Up 2%

Capital Management -- Revenue Stability in a Tough Operating Environment
--------------------------------------------------------------------------------

                               Capital Management


                                    [GRAPHIC]

Corporate and Investment Banking--
Revenue Growth in a Challenging Operating Environment
--------------------------------------------------------------------------------

                         Corporate & Investment Banking
                   (Excludes principal investing gains/losses)

                                    [GRAPHIC]

Breakout Results
Achieved in 2Q 2001
--------------------------------------------------------------------------------
                      Second Quarter ended June 30, 2001
                            (versus March 31, 2001)


 .    Revenue up 11% annualized

     -    Up in all 3 businesses

 .    Expenses flat 3 quarters in a row

 .    Earnings exceeded expectations by 5%

 .    Nonperforming loans declined 6%

 .    Added $30 million to reserves

 .    Grew capital base again

The Market Is Rewarding Our Efforts
--------------------------------------------------------------------------------

                  Stock Price Performance through July 27, 2001


                                    [GRAPHIC]

--------------------------------------------------------------------------------
                              First Union/Wachovia:
                                The New Wachovia
--------------------------------------------------------------------------------

The New Wachovia--
Outstanding Franchise
--------------------------------------------------------------------------------

                    Market Leadership in a Superior Footprint

[GRAPHIC]

               #1 Retail Bank in East

                                  Deposit
        Rank      State            Share

         #1       North Carolina    24%
         #1       South Carolina    21%
         #1       Virginia          20%
         #1       Eastern PA        20%
         #1       Georgia           19%
         #2       Florida           16%
         #2       New Jersey        12%

Source: SNL Securities. Ranked by proforma deposit market share at 6/30/00.

The New Wachovia* -- A Superior
Franchise -- Particularly in High
Growth Business
--------------------------------------------------------------------------------
Corporation
Assets                                  $321 billion    #4 in Nation
Customers                                 19 million
Tier 1 Capital                          $ 21 billion

General Banking                                         #1 in East
Branches                                    2,900
ATMs                                        4,800

Capital Management                                      #6 Brokerage in Nation
Assets Under Management                 $221 billion
Mutual Funds                            $101 billion
Brokerage Offices                            600
Registered Representatives                  8,300
High Net Worth Offices                       133

Corporate and                           Mid-Market      #2 Cash Management
Investment Banking                        Scale             In Nation

*Unadjusted, proforma as of June 30, 2001.

The New Wachovia --
Compelling Financials
--------------------------------------------------------------------------------
We believe the merger will produce:

 .    Immediate earnings accretion

 .    20%+ internal rate of return

 .    Stronger balance sheet : Goal to regain "AA" rating

 .    Potential for faster dividend growth

 .    $2.5 billion in excess capital per annum



    Cash EPS Impact
------------------------
2002E    2003E    2004E
+3.7%    +5.3%    +7.1%

--------------------------------------------------------------------------------
                          First Union/Wachovia Merger
                          Integration Planning...Well
                           Organized and Progressing
--------------------------------------------------------------------------------

Merger Integration Planning
Progressing Well
--------------------------------------------------------------------------------
 .    Conservative pace:
     -    3 years
     -    No branch closings during first year
     -    No signage changes during first year
 .    Customer friendly
     -    Consolidating approximately 10% of branches
     -    Best of both people, products and systems
     -    Strict customer service standards
     -    No "Big Bang" systems conversions
     -    Employees well trained
 .    Commitment to Community
     -    $35 billion pledge
     -    Ceased sale of single-premium credit life insurance
     -    Leader in fair and equitable lending practices

                                    [GRAPHIC]

The presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities.

Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION

July 31, 2001                    Media Contact: Mary Eshet
                                 (704) 383-7777

                                 Investor Contact: Alice Lehman
                                 (704) 374-4139


                        FIRST UNION CORPORATION DECLARES
                        --------------------------------
                         CASH DIVIDEND ON COMMON STOCK
                         -----------------------------

CHARLOTTE--The board of directors of First Union Corporation (NYSE:FTU) today approved the company's regular quarterly cash dividend on its common stock of $0.24 per share.

The common stock dividend is payable on September 15, 2001, to holders of record as of the close of business on August 10, 2001.

Beginning with its predecessor, Union National Bank, First Union has paid a dividend every year since 1910.

First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking products and services can be accessed through www.firstunion.com.
------------------

Additional Information

Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction between First Union Corporation and Wachovia Corporation and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).



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